SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2)*

MILLICOM INTERNATIONAL CELLULAR S.A.
(Name of Issuer)

Common Shares (Title of Class of Securities)

L6388F110 (CUSIP Number)

Denis Klimentchenko Skadden, Arps, Slate, Meagher & Flom (UK) LLP 22 Bishopsgate London, EC2N 4BQ Tel: +44(0)20 7519 7289
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: L6388F110

1	NAMES OF REPORTING PERSONS Atlas Luxco S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,685,952(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,685,952(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,685,952(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) Reflects 37,685,952 Swedish Depositary Receipts (“SDRs”) beneficially owned by Atlas Luxco S.à r.l. (“Atlas”), which may be exchanged for Issuer common shares, par value $1.50 per share (“Common Shares”), on a one-for-one basis. Atlas Investissement, as the sole owner of Atlas, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas. NJJ Holding, as the sole owner of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas and Atlas Investissement. Xavier Niel, as the sole owner of NJJ Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas, Atlas Investissement and NJJ Holding.

CUSIP No.: L6388F110

1	NAMES OF REPORTING PERSONS Atlas Investissement
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,685,952(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,685,952(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,685,952(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) Reflects 37,685,952 SDRs beneficially owned by Atlas, which may be exchanged for Common Shares on a one-for-one basis. Atlas Investissement, as the sole owner of Atlas, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas. NJJ Holding, as the sole owner of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas and Atlas Investissement. Xavier Niel, as the sole owner of NJJ Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas, Atlas Investissement and NJJ Holding.

CUSIP No.: L6388F110

1	NAMES OF REPORTING PERSONS NJJ Holding
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,685,952(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,685,952(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,685,952(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
0	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) Reflects 37,685,952 SDRs beneficially owned by Atlas, which may be exchanged for Common Shares on a one-for-one basis. Atlas Investissement, as the sole owner of Atlas, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas. NJJ Holding, as the sole owner of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas and Atlas Investissement. Xavier Niel, as the sole owner of NJJ Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas, Atlas Investissement and NJJ Holding.

CUSIP No.: L6388F110

1	NAMES OF REPORTING PERSONS Xavier Niel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,685,952(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,685,952(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,685,952(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Reflects 37,685,952 SDRs beneficially owned by Atlas, which may be exchanged for Common Shares on a one-for-one basis. Atlas Investissement, as the sole owner of Atlas, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas. NJJ Holding, as the sole owner of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas and Atlas Investissement. Xavier Niel, as the sole owner of NJJ Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas, Atlas Investissement and NJJ Holding.

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D relates to the Common Shares, par value $1.50 per share (the “Common Shares”), of Millicom International Cellular S.A., a Luxembourg company (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed on February 24, 2023, as amended by Amendment No. 1 to the Schedule 13D filed on March 28, 2023 (“Amendment No. 1”, and as so amended, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

Since the filing of Amendment No. 1, Atlas acquired an additional 1,762,426 SDRs for an aggregate purchase price of 357,962,642.45 SEK (excluding commissions). These purchases were financed through loans from Atlas Investissement.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

On April 21, 2023, the Issuer announced that it had nominated for election at the Issuer’s 2023 Annual General Meeting scheduled for May 31, 2023, ten individuals to serve as directors of the Board, including Thomas Reynaud, the chief executive officer of Iliad S.A., an affiliate of the Reporting Persons, Nicolas Jaeger, the deputy chief executive officer of Iliad S.A., an affiliate of the Reporting Persons, and Michael Golan, a former executive of Iliad S.A., an affiliate of the Reporting Persons. In their capacities as directors of the Issuer, each of Messrs. Reynaud, Jaeger and Golan may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a) and (b) The percentage of beneficial ownership in this Schedule 13D assumes 171,242,128 Common Shares outstanding as of April 21, 2023 (excluding 854,177 shares held in treasury as of April 21, 2023, based on information set forth in the Issuer's Current Report on Form 6-K filed by the Issuer on April, 24, 2023).

The aggregate number and percentage of Common Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, Atlas beneficially owns 37,685,952 SDRs, which may be exchanged for Common Shares on a one-for-one basis.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than Atlas to the extent it directly holds the securities reported herein) is the beneficial owner of the Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares.

(c) Except as described in this Schedule 13D or Annex B attached hereto, the Reporting Persons have not effected any transactions in Common Shares since the filing of Amendment No. 1 on March 28, 2023.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2023

ATLAS LUXCO S.À R.L.

By:	/s/ Anthony Maarek
Name:	Anthony Maarek
Title:	Manager

By:	/s/ Tigran Khachatryan
Name:	Tigran Khachatryan
Title:	Manager

ATLAS INVESTISSEMENT

By:	/s/ Xavier Niel
Name:	Xavier Niel
Title:	Président of NJJ Holding itself président of Atlas Investissement

NJJ HOLDING

By:	/s/ Xavier Niel
Name:	Xavier Niel
Title:	Président

XAVIER NIEL

By:	/s/ Xavier Niel

[Millicom International Cellular S.A. - Schedule 13D/A]

ANNEX B

Trading History Since the Filing of Amendment No. 1 to Schedule 13D on March 28, 2023

Trade Date	Common Shares Purchased/(Sold)	Weighted Average Price Per Share	Name of Entity
04-12-2023	159,730	SEK 199.4641	Atlas
04-13-2023	151,950	SEK 199.8883	Atlas
04-14-2023	114,684	SEK 201.9554	Atlas
04-17-2023	548,802	SEK 202.9552	Atlas
04-18-2023	95,756	SEK 204.1603	Atlas
04-19-2023	168,280	SEK 203.6721	Atlas
04-20-2023	163,224	SEK 204.3807	Atlas
04-21-2023	58,913	SEK 205.1382	Atlas
04-24-2023	102,423	SEK 206.2430	Atlas
04-25-2023	198,664	SEK 205.3380	Atlas

The above transactions were with respect to SDRs effected in the open market.